Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600
T: 617-951-7000
F: 617-951-7050
August 31, 2011
Thomas R. Hiller
(617) 951-7439
thomas.hiller@ropesgray.com
BY EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:     GMO Trust (the “Trust”) (File Nos. 2-98772 and 811-4347)
Ladies and Gentlemen:
Transmitted herewith for filing by means of electronic submission on behalf of the Trust pursuant to (1) Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, and (2) Rule 101(a)(1)(iii) of Regulation S-T, for use in connection with a special meeting of shareholders of GMO Benchmark-Free Allocation Fund, a series of the Trust, are the preliminary proxy statement, form of proxy and other materials.
The special meeting of shareholders is expected to be held on October 17, 2011 and is being called for the purposes described in the form of Notice of Special Meeting of Shareholders filed herewith. Definitive versions of the proxy materials are expected to be sent to security holders on or around September 14, 2011.
Please direct any questions or comments on the enclosed materials to me (617-951-7439).

Very truly yours,
/s/ Thomas R. Hiller
Thomas R. Hiller
Enclosures
cc:     Jason B. Harrison, Grantham, Mayo, Van Otterloo & Co. LLC